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Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Three Months Ended March 31, 2003
Earnings:
Income before taxes	$102,635
Minority interests in consolidated subsidiaries	627
Loss from equity investees	3,174

Income before income taxes, minority interests and loss from equity investees	106,436
Add: Total fixed charges (per below)	7,930
Distributed income of equity investees	6,630

Total earnings	$120,996

Fixed charges:
Interest expensed	$5,472
Estimate of interest within rental expense (1)	2,458

Total fixed charges	$7,930

Ratio of earnings to fixed charges	15.26

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

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Exhibit 12.1 SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)